Exhibit 99.1

YM BIOSCIENCES USA ENROLLS FIRST PATIENT IN PHASE II TRIAL OF
NIMOTUZUMAB IN CHILDREN WITH INOPERABLE, RECURRENT BRAIN CANCER

MISSISSAUGA, Canada - February 13, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that its wholly-owned US subsidiary, YM BioSciences USA Inc. (“YM-USA”) has enrolled the first patient in its Phase II trial investigating nimotuzumab in pediatric patients with recurrent diffuse intrinsic pontine glioma (DIPG), a form of inoperable, treatment-resistant brain cancer. The patient was treated at the M.D Anderson Cancer Center under the care of Dr. Johannes Wolff. Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR).

“We are very pleased that this trial is underway in the expectation that nimotuzumab will benefit the children suffering from this insidious form of brain cancer for which there are currently no effective treatments,” said David Allan, Chairman and CEO of YM BioSciences.  “If nimotuzumab continues to perform as it has in previous trials, it has the potential to improve clinical outcomes and, particularly, without inflicting the serious side effects that have been reported for the other drugs in its class.”

Eight leading US pediatric clinical centers and two Canadian centers will be participating in the single-arm trial, which is designed to enroll 44 patients with DIPG who will be treated with nimotuzumab as monotherapy. The primary endpoint of the current trial is Response Rate, with a target of 15%, and recruitment is expected to be completed within approximately 18 months.

Positive data from a completed Phase II nimotuzumab monotherapy trial in Europe that included pediatric patients with this recurrent form of brain cancer were reported in an oral presentation at ASCO, 2007.  In the 21 patients with DIPG, the clinical benefit rate, which included Partial Response and Stable Disease, was 38% after eight weeks of treatment. Of the eight patients who continued on treatment to week 21, three were assessed with a Partial Response and one with Stable Disease. The Company is not aware of any previous clinical trials that reported Objective Responses in recurrent DIPG.

Recruitment in a Phase III trial combining nimotuzumab with radiation for the first-line treatment of children with DIPG, conducted by Oncoscience AG (YM’s European licensee for nimotuzumab) was completed in August 2007. The primary end-point of the Phase III trial is Progression-Free Survival with Overall Survival as a secondary endpoint. YM anticipates that data from this trial will be available mid-2008 and, if positive, are expected to be supportive of an application in 2008 for marketing approval in Europe. An application for marketing authorization of nimotuzumab based on earlier stage data was submitted to EMEA by Oncoscience AG on October 4th, 2007.

Nimotuzumab in combination with radiation-containing regimens has been demonstrated to be effective in other indications for which it is already approved in certain jurisdictions. The clinical benefit of nimotuzumab as monotherapy in a range of patients refractory to all treatments was also published in the proceedings at ASCO, 2007 in addition to the presentation of the pediatric results.

The US investigational trial sites participating in the international Phase II trial include leading pediatric neuro-oncology centers that are members of POETIC (Pediatric Oncology Experimental Therapeutics International Consortium): Vanderbilt Children's Hospital/Vanderbilt-Ingram Cancer Center; M.D. Anderson Cancer Center; Memorial Sloan-Kettering Cancer Center; the Sidney Kimmel Cancer Center at Johns Hopkins; the Children's Hospital at the University of Colorado and the University of Florida Children’s Hospital. In addition, the University of Rochester Medical Center and the New York University Medical Center are participating in the trial. In Canada, clinical sites include the Hospital for Sick Children in Toronto, where Drs. Eric Bouffet, Sylvain Baruchel, and Ute Bartels lead the international program, and Alberta’s Children’s Hospital in Calgary.

About Nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). To date nimotuzumab has been administered to more than 2000 patients and evaluated in more than a dozen clinical trials.  It has been approved in several countries and has been provided on a compassionate basis in a number of countries including the US, Canada, Germany, and Australia. The emerging safety data for nimotuzumab suggests a more benign side-effect profile in its trials with radiation-containing regimens compared to currently approved EGFR targeting antibodies and small molecules. To date, in patients treated with nimotuzumab, there has been no evidence of severe rash or any life-threatening adverse events. The unique safety profile for nimotuzumab holds the prospect for it to become best-in-class within this important family of EGFR-targeting agents.

Nimotuzumab has been designated an Orphan Drug by the US FDA and by the EMEA for glioma.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEFÔ, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEFÔ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomas Fechtner, the Trout Group LLC                                         James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931                                                                   Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com                                                  Email: jsmith@equicomgroup.com

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